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                           [Kaye Scholer Letterhead]

                                 August 29, 2006

BY EDGAR AND BY HAND
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Ms. Sara D. Kalin
           Assistant Director

                Re: SPIRIT AEROSYSTEMS HOLDINGS, INC.
                    Registration Statement on Form S-1
                    Filed on June 30, 2006 (File No. 333-135486)

Dear Ms. Kalin:

          Our client, Spirit AeroSystems Holdings, Inc. ("SPIRIT HOLDINGS" or the "COMPANY"), has filed today with the Commission Pre-Effective Amendment No. 1 to Spirit Holdings' Registration Statement on Form S-1.

          The following responds to the Staff's comments contained in your letter dated July 28, 2006 concerning the above-referenced document. The text of the Staff's comments is set forth in italics below, followed by the response of Spirit Holdings. All references to page numbers in the text of this letter refer to pages in the Registration Statement contained in Amendment No. 1. The information in these responses was provided to us by Spirit Holdings.

          Enclosed with the copy of this letter are four copies of Amendment No. 1, marked to show changes from the Registration Statement on Form S-1 filed on June 30, 2006.

General

1. Prior to printing and distribution of the preliminary prospectus, please supplementally provide us mock-ups of any pages that include any additional pictures or graphics to be presented. Accompanying captions, if any, should also be provided. We may have comments after reviewing the materials.

     RESPONSE:

     Prior to printing and distribution of the preliminary prospectus, the prospectus artwork and related captions that Spirit Holdings intends to use in the prospectus will be provided to the Staff supplementally under separate cover.

2. Please provide any exhibits that have not already been filed, including your opinion of counsel, as soon as possible. As these exhibits may trigger a number of disclosure

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August 29, 2006
Page 2


     matters, we will need a reasonable period of time to review these exhibits as well as all disclosure in the registration statement that you modify or add as a result of this new information. We may have additional comments after reviewing this additional information. Similarly, your filing omits information that is not dependant upon the offering price, such as the amounts of your current debt that you plan to repay with proceeds from the offering and the current beneficial ownership of the principal and selling stockholders. Please provide this information as soon as possible.

     RESPONSE:

     Certain additional exhibits have been filed with Amendment No. 1 or will be included in a subsequent amendment.

     The disclosure has been revised to include the amount of current debt that Spirit Holdings plans to repay with proceeds from the offering under the section captioned "Use of Proceeds" on page 31, as well as on pages 7 and 67.

     At this time, Spirit Holdings anticipates that a stock split of its common stock will occur immediately prior to the consummation of the offering, but has not yet determined the rate of the stock split. Spirit Holdings will not be able to compute the final share ownership numbers for the table until the rate of the stock split has been determined. Once the rate of the stock split is known, Spirit Holdings will include this information in the table and will apply such split retroactively to all share and per share data included in the Registration Statement. In addition, Spirit Holdings does not know at this time which of its stockholders will be participating in the offering. The disclosure has been revised to include the percentages of the beneficial owners currently listed in the table. Spirit Holdings will complete the remainder of the table in a future amendment.

     We understand that the Registration Statement will not be declared effective until the Staff has completed its review of the final documents.

Registration Statement Cover Page

3. Please revise your fee table to separately list the shares offered by the selling shareholders.

     RESPONSE:

     The fee table has been revised to separately list the shares offered by the selling stockholders and will be completed in a future amendment when Spirit Holdings has the requisite information.

Table of Contents, page i

4. Please relocate the dealer prospectus delivery obligation to the outside back cover page of the prospectus. See Item 502(b) of Regulation S-K.

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August 29, 2006
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     RESPONSE:

     We would like to retain the current position of the dealer prospectus delivery obligation on the inside front cover page below the table of contents because, due to the requirements of the electronic delivery format, Credit Suisse Securities (USA) LLC ("CREDIT SUISSE") has moved all the information previously found on the back cover page to the inside front cover page. Since the dealer prospectus delivery obligation is important disclosure that applies to the entire document, we are concerned that it may be overlooked if it is embedded further in the document. Moreover, Credit Suisse has advised us that it received specific approval from Shelley Parrett of the Staff to position the dealer prospectus delivery obligation in this location for its offerings. Therefore, we respectfully submit that it should be retained in its current position.

Industry and Market Data, page iv

5. We note your disclosure here and throughout the filing that you have included market and industry data based on independent industry publications, government publications, reports by market research firms or other published independent sources. Please revise your disclosure throughout the prospectus to indicate the date of each of the reports you reference. Additionally, please be advised that you must provide consents with respect to any statistics or other data that are not based on public information available for free or at a nominal cost. See Rule 436 of Regulation C. Alternatively, you may remove the reference to the third party or parties and attribute the applicable information to the company, based on its own research.

     RESPONSE:

     The disclosure throughout the filing has been revised to attribute certain information to Spirit Holdings, based on its own research. The only remaining reference to a market research firm (the Teal Group) refers to data published in The Wichita Eagle and we have added a statement that such information is according to published reports. Since the newspaper article does not provide the date of the published reports that it quotes, we are unable to indicate the date of the report being referenced in the Registration Statement. Please see pages 2, 78, 79 and 82.

Summary, page 1

General

6. Please revise to balance the disclosure regarding your competitive strengths and the benefits of your business strategy with a brief discussion of the principal challenges or risks associated with your business. For example, while your disclosure in this section discusses the fact that you have been awarded significant work on Boeing's new B787 aircraft, you should also disclose that the success of your business will depend, in large part, on the success of the B787 program. Additionally, you disclose in this section that your long-term contracts provide you with a stable base business, but should also highlight for investors the risks associated with how your long-term fixed price contracts could affect your business strategy.

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August 29, 2006
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     RESPONSE:

     The disclosure has been revised in response to the Staff's comment. Please see page 6.

Overview, page 1

7. We note that your summary, in large part, repeats the information contained in the "Business" section. The summary should not merely repeat the text of the prospectus but should provide a brief overview of the key aspects of the offering. Carefully consider and identify those aspects of the offering that are the most significant. Please refer to Instruction to 503(a) of Regulation S-K.

     RESPONSE:

     The Summary has been revised to reduce the disclosure and delete repetitive information in response to the Staff's comment. Please see pages 1 through 6.

8. We note your statement that you are the "largest independent non-OEM designer and manufacturer of aerostructures in the world," here and elsewhere in the prospectus. We also note your statements in the second paragraph. Please supplementally provide us with support for these statements.

     RESPONSE:

     Concurrently with the filing of Amendment No. 1, we are supplementally providing to the Staff the materials that support the statements regarding our leading position and other requested statements in the prospectus.

9. Please revise throughout your filing to remove references to your 75 years of operating history, as you have just recently begun to operate as a stand-alone entity.

     RESPONSE:

     The disclosure has been revised to make clear that Spirit Holdings' predecessor, Boeing Wichita, has 75 years of operating history. Please see pages 1, 77 and 80.

10. Please refer to the last sentence of the first paragraph. Please balance your disclosure by disclosing the amount of losses or net income generated during the same time period.

     RESPONSE:

     The disclosure has been revised in response to the Staff's comment. Please see page 1.

11. We note in the third paragraph that you derive your revenues primarily from Boeing and Airbus. Please revise to indicate here the percentage of revenues derived from each customer. We note your disclosure on pages 13 and 89.

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August 29, 2006
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     RESPONSE:

     The disclosure has been revised in response to the Staff's comment. Please see page 1.

Pursue Strategic Acquisitions on an Opportunistic Basis, page 5

12. We note that in this section and in other places throughout the filing you mention your plan to capture additional market share and diversify your current business through opportunistic strategic acquisitions. Please tell us whether you have any current plans, proposals or arrangements with respect to specific acquisition candidates.

     RESPONSE:

     Spirit Holdings currently has no plans, proposals or arrangements to enter into any strategic acquisitions.

Risk Factors

13. We note your disclosure on page 94, which indicates that you compete with Boeing and Airbus. If there is a material risk to the company related to competing with your customers, please revise to provide a separate risk factor addressing this risk.

     RESPONSE:

     In most cases, Spirit Holdings does not compete with its customers in the classic sense, i.e., for third party business. Spirit Holdings does, however, compete with Boeing and Airbus in the sense that if they decide to produce their own aerostructures internally, there would be fewer business opportunities for Spirit Holdings. Spirit Holdings does not believe there is a material risk of harm to the customer relationship as a result of this type of competition.

     Furthermore, Spirit Holdings' contracts with each of Boeing and Airbus are exclusive, and prohibit each of the companies from manufacturing internally the supplies and equipment that Spirit Holdings provides. As a result, Spirit Holdings does not believe there is a material risk related to competing with its customers during the period covered by its contracts with them.

     Spirit Holdings does compete directly with Boeing in the spares and maintenance repair and overhaul aftermarket sectors. However, as part of Spirit Holdings' initial acquisition of Boeing Wichita, Boeing empowered Spirit Holdings to compete with it in those sectors, and licensed to Spirit Holdings certain intellectual property necessary to enable Spirit Holdings to so compete. Accordingly, Spirit Holdings does not believe there is a material risk of harm to its relationship with Boeing as a result of its competing with Boeing in the spares and maintenance, repair and overhaul sectors.

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August 29, 2006
Page 6


Our business will suffer if certain key officers or employees discontinue employment with us, page 18

14. Please revise to discuss any specific risks associated with losing Jeffrey Turner as your President and CEO.

     RESPONSE:

     The disclosure has been revised to specifically identify Jeffrey Turner's importance to Spirit Holdings as its President and CEO. Please see page 17.

We are subject to the requirement of the National Industrial Security Program Operating Manual, page 18

15. Please revise to clarify how much of your business relates to classified contracts so investors can understand the significance of this risk factor.

     RESPONSE:

     The disclosure has been revised to clarify that classified contracts comprise a minimal portion of Spirit Holdings' business. Please see page 17.

Use of Proceeds, page 31

16. We could not locate disclosure regarding the determination of offering price as outlined in Item 505 of Regulations S-K. Please revise or advise.

     RESPONSE:

     The disclosure has been revised in response to the Staff's comment. Please see page 136.

Unaudited Pro Forma Consolidated Financial Data, page 39

17.  Please revise the header to correct the company name.

     RESPONSE:

     The header has been revised in response to the Staff's comment. Please see page 39.

Selected Consolidated Financial Information and Other Data, page 45

18. Please include the selected consolidated financial data of the predecessor for the three months ended March 30, 2005. Refer to Item 301(b)(4) of Regulation S-K for guidance.

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August 29, 2006
Page 7


     RESPONSE:

     The financial data has been updated for the second quarter ended June 29, 2006 and includes selected consolidated financial data of the predecessor for the five and one-half months ended June 16, 2005. Please see page 45.

19. Please include the per share basic and diluted data for Spirit Holdings. Refer to Item 301(b)(2) of Regulation S-K for guidance.

     RESPONSE:

     The per share basic and diluted data for Spirit Holdings has been provided in response to the Staff's comment. Please see pages 9, 37, 39, 40 and 45.

     As we stated above, Spirit Holdings anticipates that a stock split of its common stock will occur immediately prior to the consummation of the offering, but has not yet determined the rate of the stock split. Once the rate of the stock split is known, Spirit Holdings will apply such split retroactively to all per share data included in the Registration Statement.

MD&A

Market Trends, page 48

20. Please enhance your disclosure regarding the possibility of Boeing terminating its B747 and B767 programs to include a discussion of your evaluation of likelihood and the potential impact to your future results of operations. We note from page 52 that these models represent 6% of the production units by program as of March 30, 2006.

     RESPONSE:

     The disclosure regarding the possibility of Boeing terminating its B747 program has been deleted because Spirit Holdings believes, based on recent developments, that there is no longer a significant likelihood that Boeing will terminate this program in the near future. The disclosure regarding the B767 process has been revised in response to the Staff's comment. Please see page 48.

Boeing Strike, page 50

21.  Please tell us (1) the amount of revenue recognized on ship-in-place units,
     (2) when final delivery was made to the customer site and (3) why revenue recognition was appropriate during the ship-in-place period. In your response cite each of the criteria that must be met in order to recognize revenue when delivery has not occurred, as outlined in the guidance in SAB Topic 13(3)(a).

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August 29, 2006
Page 8

     RESPONSE:

     During the strike from September 2, 2005 through September 29, 2005 of the International Association of Machinists and Aerospace Workers ("IAM") in the Puget Sound area, Boeing suspended commercial airplane production. Boeing then required Spirit Holdings' wholly-owned subsidiary, Spirit AeroSystems, Inc. ("SPIRIT") to hold all completed units at a Spirit owned facility until Boeing's affected commercial airplane operations were resumed. This arrangement was initiated by Boeing due to the lack of available space to store all of the large aerostructures that would accumulate while its production line was down and was formalized in a written memorandum from Boeing to Spirit. This ship-in-place ("S-I-P") program required that the completed production units be moved by Spirit to on-site bonded storage areas which were subject to the terms of a Bonded Stores Agreement ("BSA"). Products moved to these storage areas were considered by Boeing to be "delivered" in accordance with the supply contract and payment was made consistent with the terms of the applicable supply contract. During the period when the S-I-P program was in place, Spirit complied with the terms of this program and recognized revenue on completed units consistent with the terms of the contracts covered by the S-I-P program. Although the IAM's strike ended September 29, 2005, Boeing needed additional time to resume full commercial airplane production after the shut-down and to consume completed units under the S-I-P agreement. As a result, the S-I-P agreement continued through early January 2006 for certain aerostructures.

     The total sales value of the completed production units that were shipped in place was approximately $506 million during the period from September 2, 2005 through January 2006. Approximately $480 million and $26 million were recognized as revenue by Spirit in 2005 and 2006, respectively. The physical delivery of the units to Boeing began after the end of the strike on September 29, 2005, and continued through January 2006 with approximately $431 million, or 85% of the total shipped in place units, being physically delivered to Boeing prior to December 31, 2005. The balance of these units was physically delivered by February 27, 2006.

Ship-In-Place Program Summary ($ in millions)

Quarter                         Revenue Recognized         Value of           Total Company      Percentage of S-I-P Revenue
                                 on S-I-P Items         Physical Shipments   Revenue (approx)     to Total Company Revenue

3rd Quarter 2005                      $ 97.1                $  6.1               $  639.0                 15.2%

4th Quarter 2005                      $383.1                $424.5               $  547.2                 70.0%

1st Quarter 2006                      $ 25.8                $ 75.4               $  663.5                  3.9%

   Total                              $506.0                $506.0               $1,849.7                 27.4%

     The production units that were subject to the S-I-P program that was implemented by Boeing are covered under the long-term fixed-price contracts that were entered into with Boeing when Spirit became a stand alone company in 2005. As described in the Revenue Recognition section of footnote 2, Summary of Significant Accounting Policies, to Spirit Holdings' consolidated financial statements, Spirit Holdings accounts for these contracts using SOP 81-1, Accounting for Performance of Construction-Type and Certain Production-Type Contracts ("SOP 81-1").


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August 29, 2006
Page 9

SOP 81-1 includes a comment that states "transactions within the scope of SOP 81-1 are not subject to the views expressed in Staff Accounting Bulletin (SAB) 101, Revenue Recognition in Financial Statements, issued by the Securities and Exchange Commission." In addition, SAB Topic 13, referenced in the Staff's comment, states that "if a transaction is within the scope of specific authoritative literature that provides revenue recognition guidance, that literature should be applied." Nevertheless, the Company did evaluate the revenue recognition criteria in SAB Topic 13 (3)(a) as follows:

1. THE RISKS OF OWNERSHIP MUST HAVE PASSED TO THE BUYER. - Title to the S-I-P units and the risk of ownership were transferred to Boeing. Boeing had physical access to the S-I-P units at its request and could withdraw the units at its discretion. In the event one of Boeing's customers cancelled an order, Boeing was still required to pay for the S-I-P unit and was not entitled to a refund or credit. Boeing was also responsible for any decline in market value while the S-I-P units were warehoused at Spirit. Spirit was responsible for any damage to the completed units while in its custody.

2. THE CUSTOMER MUST HAVE MADE A FIXED COMMITMENT TO PURCHASE THE GOODS, PREFERABLY IN WRITTEN DOCUMENTATION. - As discussed above, Boeing initiated the S-I-P program, and it was documented in a written memorandum to Spirit.

3. THE BUYER, NOT THE SELLER, MUST REQUEST THAT THE TRANSACTION BE ON A BILL AND HOLD BASIS. THE BUYER MUST HAVE A SUBSTANTIAL BUSINESS PURPOSE. - As discussed above, Boeing did request the S-I-P program and had a valid business purpose in doing so. In addition to the IAM strike, Boeing did not have the physical storage capacity to accommodate the large aerostructures supplied by Spirit as these components are generally delivered to Boeing as required by their production schedule.

4. THERE MUST BE A FIXED SCHEDULE FOR DELIVERY OF THE GOODS. THE DATE FOR DELIVERY MUST BE REASONABLE AND MUST BE CONSISTENT WITH THE BUYER'S BUSINESS PURPOSE. - Specific dates for delivery were contingent upon Boeing's resolution of the IAM strike. Spirit and Boeing assumed the IAM strike would be resolved relatively quickly (within 90 days) and in actuality it was resolved within 30 days. Spirit resumed shipments immediately following the resolution of the IAM strike on September 29, 2005.

5. THE SELLER MUST NOT HAVE RETAINED ANY SPECIFIC PERFORMANCE OBLIGATIONS SUCH THAT THE EARNING PROCESS IS NOT COMPLETE. - Spirit had no specific performance obligations associated with the S-I-P units.

6. THE ORDERED GOODS MUST HAVE BEEN SEGREGATED FROM THE SELLER'S INVENTORY AND NOT BE SUBJECT TO BEING USED TO FILL OTHER ORDERS. - The S-I-P units were fully segregated from other Spirit inventory and were not subject to use on other orders.

7. THE PRODUCT MUST BE COMPLETE AND READY FOR SHIPMENT. - The S-I-P units were complete and ready for shipment.

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August 29, 2006
Page 10

     The Company also evaluated Spirit's pricing and payment terms associated with the S-I-P units, which did not deviate from Spirit's contractually determined terms with Boeing. Spirit viewed the S-I-P program as a unique arrangement that was initiated by its primary customer, Boeing. For the reasons noted above, Boeing demonstrated appropriate business purpose in requesting the S-I-P program and Spirit concluded that its revenue recognition was appropriate.

Inventory, page 53

22. Please provide to us a description of the nature of your pre-production cost included in inventory. In addition, fully explain to us how the accounting complies with EITF 99-5. With respect to the guidance in EITF 99-5, it appears that pre-production costs for products to be sold should be expensed as incurred.

     RESPONSE:

     Based upon the legislative history of EITF 99-5, the Company believes that contracts subject to the guidance of SOP 81-1 have been excluded from the scope of EITF 99-5. In EITF 99-5, Issue Summary 1, Supplement 1, the FASB staff recommended that EITF 99-5 not apply to arrangements within the scope of SOP 81-1. Such views notwithstanding, the Company understands that a reasonable analogy may be made to the guidance in EITF 99-5 relative to its pre-production costs. The Company confirms that all pre-production design and development costs related to activities that constitute research and development pursuant to Statement of Financial Accounting Standards ("SFAS") No. 2 have been expensed as incurred. The Company has capitalized pre-production costs once research and development has ceased. Such costs include finalizing bills of material and manufacturing plans to allow for efficient commercial production and entering of final designs into the Company's engineering software databases, all of which are required components of the Company's contractual agreement with Boeing. Lastly, the capitalized costs include tool design which is not subject to research or development. In all instances, the Company believes that the capitalized pre-production costs do not represent research and development, are contractually specified with Boeing, and are highly probable of recovery through existing orders received by Boeing.

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August 29, 2006
Page 11

     Specifically, in determining which of these costs are deferred as contract costs, the Company considered the guidance within paragraphs 12 through 13 of SOP 81-1, which state:

     "Contracts covered by this statement of position are binding agreements between buyers and sellers in which the seller agrees, for compensation, to perform a service to the buyer's specifications. Contracts consist of legally enforceable agreements in any form and include amendments, revisions and extensions of such agreements. Performance will often extend over long periods, and the seller's right to receive payment depends on his performance in accordance with the agreement. The service may consist of designing, engineering, fabricating, constructing or manufacturing related to the construction or production of tangible assets....Contracts covered by this statement include, but are not limited to, the following:

     ...contracts to design, develop, manufacture or modify complex aerospace or electronic equipment to a buyer's specification or to provide services related to the performance of such contracts."

     Although SOP 81-1 indicates contracts for the design, development and manufacturing of complex aerospace are within its scope, it does not provide explicit guidance on how to account for these pre-production design and engineering costs. Paragraph 70 of SOP 81-1, which describes allowable contract costs, indicates, "authoritative accounting pronouncements require costs to be considered period costs if they cannot be clearly related to production." Paragraph 74 of SOP 81-1, which discusses pre-contract and certain learning or start-up costs, includes a footnote reference to SFAS No. 2. Therefore, it is the Company's understanding that SFAS No. 2 should be considered in evaluating whether certain pre-production costs should be expensed or deferred in long-term contracts not containing guaranteed reimbursement for such costs.

SFAS No. 2, paragraph 8 defines research and development costs as follows:

     "Research is planned search or critical investigation aimed at discovery of new knowledge with the hope that such knowledge will be useful in developing a new product or service (hereinafter "product") or a new process or technique (hereinafter "process") or in bringing about a significant improvement to an existing product or process.

     Development is the translation of research findings or other knowledge into a plan or design for a new product or process or for a significant improvement to an existing product or process whether intended for sale or use. It includes the conceptual formulation, design and testing of product alternatives, construction of prototypes and operation of pilot plants. It does not include routine or periodic alterations to existing products, production lines, manufacturing processes and other on-going operations even though those alterations may represent improvements and it does not include market research or market testing activities."
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August 29, 2006
Page 12

SFAS No. 2, paragraph 9 provides the following guidance:

     "The following are examples of activities that typically would be included in research and development in accordance with paragraph 8 (unless conducted for others under a contractual arrangement):

     a.    Laboratory research aimed at discovery of new knowledge.

     b. Searching for applications of new research findings or other knowledge.

     c. Conceptual formulation and design of possible product or process alternatives.

     d. Testing in search for or evaluation of product or process alternatives.

     e.    Modification of the formulation or design of a product or process.

     f. Design, construction and testing of pre-production prototypes and models.

     g.    Design of tools, jigs, molds and dies involving new technology.

     h. Design, construction and operation of a pilot plant that is not of a scale economically feasible to the enterprise for commercial production.

     i. Engineering activity required to advance the design of a product to the point that it meets specific functional and economic requirements and is ready for manufacture."

The following is a summary of Spirit Holdings' assessment (in bold) of the aforementioned criteria contained in SFAS No. 2, paragraph 9:

     a. Laboratory research aimed at discovery of new knowledge. - THE COMPANY IS NO LONGER PERFORMING RESEARCH AIMED AT THE DISCOVERY OF NEW KNOWLEDGE. THE INITIAL LABORATORY RESEARCH FOR THE B787 WAS PERFORMED EARLY IN THE PROJECT. BOEING AND THE COMPANY HAVE INVESTED SIGNIFICANTLY IN THE INITIAL RESEARCH WHICH INCLUDED ADDITIONAL RESEARCH ON THE COMPOSITE MATERIALS UTILIZED IN THE B787. THESE COSTS WERE EXPENSED BY BOEING AND THE COMPANY AS INCURRED.

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August 29, 2006
Page 13


     b. Searching for applications of new research findings or other knowledge. - THE COMPANY IS NO LONGER SEARCHING FOR THE APPLICATION OF NEW RESEARCH FINDINGS OR OTHER KNOWLEDGE. BOEING HAS ISSUED ITS FIRM DESIGN CONFIGURATION DECLARATION FOR THE B787 AND IS ACTIVELY MARKETING THE AIRCRAFT TO AIRLINES, LEASING COMPANIES AND FREIGHT COMPANIES AS EVIDENCED BY BOEING'S APRIL 2006 ORDER LOG OF 393 B787 AIRCRAFT.

     c. Conceptual formulation and design of possible product or process alternatives. - BOEING AND THE COMPANY COMPLETED THE CONCEPTUAL FORMULATION AND DESIGN OF POSSIBLE PRODUCT ALTERNATIVES EARLIER IN THE PROJECT INCLUDING CONSIDERATION OF A METAL, COMPOSITE AND HYBRID AIRCRAFT. THE COSTS ASSOCIATED WITH THOSE ACTIVITIES WERE EXPENSED AS INCURRED.

     d. Testing in search for or evaluation of product or process alternatives. - BOEING AND THE COMPANY COMPLETED THESE EFFORTS RELATED TO THE B787 EARLIER IN THE PROJECT. NO SUCH ACTIVITIES ARE BEING COMPLETED OTHER THAN STRESS TESTING. COSTS ASSOCIATED WITH THE COMPANY'S STRESS TESTING ACTIVITIES HAVE BEEN AND WILL CONTINUE TO BE EXPENSED AS INCURRED.

     e. Modification of the formulation or design of a product or process. - THE COMPANY IS NOT MODIFYING THE DESIGN OF THE B787 AIRCRAFT AS BOEING HAS ISSUED FIRM DESIGN CONFIGURATION DECLARATION OF THE PLANE AND HAS PROVIDED SUCH DECLARATION TO ITS SUPPLIERS.

     f. Design, construction and testing of pre-production prototypes and models. - THE COMPANY HAS COMPLETED THE DESIGN, CONSTRUCTION AND INITIAL TESTING OF TWO PROTOTYPES. THE COSTS ASSOCIATED WITH THESE ACTIVITIES WERE EXPENSED AS INCURRED.

     g. Design of tools, jigs, molds and dies involving new technology. - THE COMPANY IS NOT UTILIZING NEW TECHNOLOGIES IN DESIGNING THE TOOLING NECESSARY FOR THE B787 PROGRAM. ALTHOUGH THE B787 WILL BE CONSTRUCTED UTILIZING SIGNIFICANT COMPOSITE MATERIALS, THE COMPANY HAS A LONG HISTORY OF DESIGNING AND MANUFACTURING COMPOSITE-BASED STRUCTURES.

     h. Design, construction and operation of a pilot plant that is not of a scale economically feasible to the enterprise for commercial production. - THE COMPANY IS NOT DESIGNING, CONSTRUCTING AND OPERATING A PILOT PLANT IN CONNECTION WITH THE B787 PROGRAM. FULL COMMERCIAL PRODUCTION WILL COMMENCE IN EXISTING FACILITIES IN WICHITA, KANSAS AND TULSA, OKLAHOMA. CERTAIN FACILITY CUSTOMIZATION (INCLUDING THE INSTALLATION OF THE AUTOCLAVE (OVEN) NECESSARY TO PRODUCE THE COMPOSITE FRAME OF THE B787 FUSELAGE) IS COMPLETE. ADDITIONAL SPECIALIZED EQUIPMENT CONTINUES TO BE INSTALLED AT THESE FACILITIES.

August 29, 2006
Page 14

     i. Engineering activity required to advance the design of a product to the point that it meets specific functional and economic requirements and is ready for manufacture. - ONCE THE COMPANY MEETS ITS FINAL DATA PACKAGE CREATION ("FDPC") MILESTONE, WHICH IS A DETAILED DESIGN SPECIFICATION BY PART INCLUDING FULL 3-D GEOMETRY, FUNCTIONAL TOLERANCES AND EXPLANATORY ENGINEERING ANNOTATIONS, IT IS READY TO MANUFACTURE WITHIN THE CONTEXT OF SFAS NO. 2. ONCE THE FDPC MILESTONE IS ACHIEVED, THE COMPANY IS NOT ADVANCING NEW TECHNOLOGIES OR THE DESIGN OF ITS COMPONENT PARTS. ENGINEERING COSTS INCURRED PRIOR TO THAT MILESTONE BEING MET ARE EXPENSED AS INCURRED. QUALIFYING ENGINEERING COSTS, INCLUDING THOSE NOTED BELOW, WILL BE DEFERRED AS
           A CONTRACT COST ONCE THE FDPC MILESTONE IS MET:

           - Manufacturing/process engineering - finalize bills of material and manufacturing and assembly plans to allow full and efficient commercial production including references to specific tools and equipment. The manufacturing and assembly plans are required components of the contractual agreement with Boeing and will be utilized by production and assembly personnel throughout the lifecycle of the B787 contract. Additionally, manufacturing engineers will assist with the programming of automated equipment and tools (e.g. lathes, milling machines, etc.) to produce specific components.

           - Design engineering - release of FDPC to final designs within the Company's Enovia (engineering software) databases. Freezing final designs within Enovia are also a required component of the Company's contractual agreement with Boeing. Included therein will be final systems drawings and schematics that will be utilized by production employees to ensure electrical, hydraulics, lighting and other systems within the structural components are properly assembled. These designs will be utilized by production and assembly personnel throughout the lifecycle of the B787 contract.

           - Tool design engineers - complete final tool design to correspond with FDPC/frozen design plans of specific component parts. The tooling resulting from these activities is expected to be utilized throughout the lifecycle of the B787 contract.

August 29, 2006
Page 15


Credit Facilities, page 65

23. Please expand your disclosure to disclose the amount of borrowings outstanding under your senior secured credit facility.

     RESPONSE:

     The disclosure has been revised in response to the Staff's comment. Please see page 67.

Cash Flow, page 67

24. Please disclose the material factors that impacted operating cash flows in terms of cash. As you use the indirect method, merely reciting changes in line items reported in the statement of cash flows is not sufficient. Refer to the guidance in Section IV(B) of FR-72 (Release No. 33-8350).

     RESPONSE:

     The disclosure has been revised in response to the Staff's comment to identify the underlying drivers for additional components of operating cash flows. Please see page 69.

Tax Incentive Bonds, page 67

25. Please revise your description of the IRBs to explain in more detail the terms of the IRBs and disclose the amounts related to the IRB bonds. Additionally, tell us in greater detail why you believe offsetting is appropriate.

     RESPONSE:

     The disclosure has been revised in response to the Staff's comment. Please see pages 68 and 69.

     In accordance with SFAS Interpretation No. 39, Offsetting of Amounts Related to Certain Contracts: an Interpretation of APB Opinion No. 10 and FASB Statement No. 105, there are four conditions that must be met for an entity to have the ability to offset a liability against an asset. If the conditions set forth below are satisfied, a debtor having a valid right of set off may offset the related asset and liability and report the net amount. The requisite conditions and our analysis follow.

          (a) Each of the two parties owes the other determinable amounts. Spirit has satisfied this condition as the amounts owed by it as debtor under the bonds are set forth in the bonds and the lease provides for payments of identical amounts to the holders of the bonds, which is also Spirit.

          (b) The reporting party has the right to set off the amount owed with the amount owed by the other party. The leases provide Spirit with the right to set off payments due under the lease with the corresponding principal and interest due on the bonds which it has paid in full on behalf of the issuer of the bonds, the City of Wichita. Since Spirit is the holder of the bonds as well as the lessee under the lease, Spirit may satisfy the bond payments in full, and therefore, is entitled to set off against payment due under the lease without making any payment to the bondholder.

August 29, 2006
Page 16


          (c) The reporting party intends to set off. Spirit's intention is to set off the debt at the time of repayment.

          (d) The right of set off is enforceable at law. Spirit received an opinion from the law firm of Foulston Siefkin LLP that, subject to standard assumptions and qualifications, the set off provision set forth in the lease is valid, binding and enforceable.

     Since the IRB arrangement satisfies each of the conditions required for set off, Spirit Holdings may offset the IRB lease obligation against its bond receivable, and therefore, has no requirement to show net debt on its balance sheet resulting from the IRB arrangement.

Open Infrastructure Offering, page 67

26. Please revise to briefly describe the penalties you would incur if you were in default under the OIO agreement.

     RESPONSE:

     The disclosure has been revised in response to the Staff's comment. Please see page 69.

Contractual Obligations, page 68

27. It appears from the December 29, 2005 consolidated balance sheet that there is current long term debt of $11.6 million and long term debt of $710.0 million. Please tell us how these amounts reconcile to amounts reflected in your table of contractual obligations. In addition, please provide all of the information specified by Item 303(a)(5) of Regulation S-K in regards to tabular disclosure of contractual obligations. Your current table does not include other long-term liabilities reflected on your balance sheet or any purchase obligations. We also believe that you should include any management fee obligations to Onex, your obligations under the Transition Services Agreement and scheduled interest payments because the purpose of the table is to clearly show your future cash requirements. If certain interest rates are unknown, you may use judgment in determining an appropriate methodology to estimate the interest payments, e.g., apply the currently applicable interest rate to calculate the value of future payments and disclose the methodology utilized. Please revise accordingly.

     RESPONSE:

     The sum of the current portion of long term debt of $11.6 million and long term debt of $710.0 million on Spirit Holdings' December 29, 2005 consolidated balance sheet equals aggregate long term debt of $721.6 million. This $721.6 million reconciles with the sum of the $696.5 million of "Principal Payment on Term Loan B" and the $25.1 million of "Non-Cancelable Capital Lease Payments" set forth in the "Total" column of the contractual obligations table, which amounts also equal $721.6 million.

August 29, 2006
Page 17


     The current portion of long term debt of $11.6 million on Spirit Holdings' December 29, 2005 consolidated balance sheet represents the portion of Spirit Holdings' long term debt payable by December 29, 2006. This amount is included in the sum of the $7.0 million of "Principal Payment on Term Loan B" and the $6.3 million of "Non-Cancelable Capital Lease Payments" set forth in the "2006" column of the contractual obligations table, which equals $13.3 million. The amounts in the 2006 column are the obligations due any time in Spirit Holdings' 2006 fiscal year which will end on December 31, rather than December 29. The difference between the $13.3 million of obligations in 2006 and the $11.6 million current portion of long term debt on Spirit Holdings' December 29, 2005 consolidated balance sheet reflects an additional principal payment under Spirit Holdings' senior secured credit facility due on December 31, 2006.

     The disclosure has been expanded in response to the Staff's comment. Please see page 70.

28. We note your disclosure on page 69 that you incur capital expenditures for the purpose of maintaining existing equipment and facilities. Generally maintenance is expensed as incurred. Please tell us the facts and circumstances surrounding the capitalization of these maintenance expenditures.

     RESPONSE:

     The disclosure has been revised to clarify that Spirit Holdings incurs capital expenditures for the purpose of maintaining production capacity through replacement of existing equipment and facilities. Please see page 71.

Business

Our Competitive Strengths, page 78

29. Please reconcile for us the $6 billion combined insurable replacement value of all the equipment you own or operate with the fair value of owned equipment in your purchase price allocation disclosure on page F-9. Please consider revising your competitive strengths disclosure to clarify the insurable values of each of the owned and operated equipment to avoid confusion.

     RESPONSE:

     The disclosure has been revised in response to the Staff's comment, and now reflects a $5 billion insurable replacement value of all the buildings and equipment owned or operated by Spirit Holdings, including approximately $2.3 billion and approximately $1.7 billion for buildings and equipment, respectively, owned by Spirit Holdings and its subsidiaries and approximately $1.1 billion for other equipment used in the operation of Spirit Holdings' business. Please see pages 3 and 80. The $6 billion figure in the original filing of the Registration Statement included an additional approximately $1 billion in coverage for inventory, minor assets, business interruption, etc. that has now been excluded.

August 29, 2006
Page 18


     The fair value set forth in the purchase price allocation disclosure was determined by an independent corporate value consulting firm only for purposes of financial reporting in accordance with SFAS No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets." Such valuation was determined using generally accepted income, market and cost approaches as appropriate for each type of asset. None of these approaches necessarily reflects actual replacement value, which is the basis for the value under Spirit Holdings' property insurance.

Our Relationship with Boeing, page 81

30. Please refer to the middle of the first paragraph. We note you describe portions of the Supply Agreement and that the "description of the Supply Agreement does not purport to be complete." Please revise to clarify that your are describing the material portions of your agreement.

     RESPONSE:

     The disclosure has been revised in response to the Staff's comment. Please see page 83.

Legal Proceedings, page 95

31. While your disclosure in this section indicates that plaintiffs in the Apsley litigation seek more than $1.5 billion in damages, Note 15 to the financial statements indicates that the plaintiffs seek up to $3 billion in damages. Revise to clarify the amount sought by the plaintiffs in this action. Additionally, ensure that your next amendment includes updated information regarding the status of this litigation. We note, for example, that Spirit's response to complaints with the EEOC was due June 30, 2006.

     RESPONSE:

     The disclosure has been revised in response to the Staff's comment. We have also included updated information with respect to the status of the litigation. Please see pages 20, 97 and 98.

Management, page 98

32. Please revise this section to disclose the relevant dates of business experience during the past five years for Mr. Kadish and Mr. McGillicuddy. Refer to Item 401(e) of Regulation S-K.

     RESPONSE:

     The disclosure has been revised in response to the Staff's comment. Please see page 103.

August 29, 2006
Page 19


Directors, page 101

33. Please revise your disclosure to state the term of office of each director. Please refer to Item 401(a) of Regulation S-K.

     RESPONSE:

     The disclosure has been revised in response to the Staff's comment. Please see page 100.

Executive Compensation, page 105

34. We note footnote 4. Please revise to clarify, if true, that the table does not include amounts of compensation that, in the aggregate, are less than $50,000 or 10% of the total of annual salary and bonus reported in the table.

     RESPONSE:

     The disclosure has been revised in response to the Staff's comment. Please see page 107.

35. Your disclosure in this section and in Option Grants and Stock Awards is confusing in that it is unclear whether the shares under Option Grants and Stock Awards were issued in addition to the share issuances reported in the footnotes to the executive compensation table or whether this disclosure just provides additional information regarding the awards described in the footnotes. Revise to clarify and please note that all compensation earned during 2005 should be reported in the executive compensation table. See
     Item 402(b)(2)(iii) of Regulation S-K.

     RESPONSE:

     The disclosure has been revised to clarify that the grants of stock awards in fiscal 2005 to our named executive officers that are set forth under the caption "Option Grants and Stock Awards" are the same grants of stock awards set forth in the Summary Compensation Table. Please see page 108.

Employment Agreements, page 107

36. Please revise to explain for investors what you mean by "phantom stock" and describe any rights associated with it. We also note your disclosure on page 114.

     RESPONSE:

     The disclosure has been revised to remove extraneous references to phantom stock in the description of Jeffrey Turner's and Rick Schmidt's employment agreements on page 109 and to add a cross-reference on page 116 to a more complete description of rights associated with phantom stock units (the "UNITS").

August 29, 2006
Page 20


     We believe the description of the Supplemental Executive Retirement Plan on pages 110 and 111 adequately describes the rights associated with the Units.

Long-Term Incentive Plan, page 110

37.  Please revise to provide the Long-Term Incentive Plan table required by
     Item 402(e) of Regulation S-K or advise.

     RESPONSE:

     Spirit Holdings does not believe that the Long-Term Incentive Plan table required by Item 402(e) of Regulation S-K is required to be included in the Registration Statement. Long-term incentive plan is defined in Item 402(a)(7)(iii) of Regulation S-K as "any plan providing compensation intended to serve as incentive for performance to occur over a period longer than one fiscal year, whether such performance is measured by reference to financial performance of the registrant or an affiliate, the registrant's stock price, or any other measure, but excluding restricted stock, stock option and SAR plans". Even though Spirit Holdings' Long-Term Incentive Plan does serve as incentive for performance by an executive employee to occur over a one year period after the date such shares were granted, all of the shares granted pursuant to this plan are required by the terms of the plan to be restricted shares, and therefore do not meet the definition of long-term incentive plan set forth above. For this reason, we do not think it is appropriate to include a Long-Term Incentive Plan table in the Registration Statement. We have included disclosure of grants of restricted stock to our named executive officers under the Long-Term Incentive Plan and other plans in the Summary Compensation Table in accordance with Item 402(b)(2)(iv) of Regulation S-K. Please see pages 107 and 108.

Certain Relationships and Related Party Transactions, page 112

38. Please reconcile for us the aggregate purchase price of common shares issued through March 31, 2006 with the balance of paid-in capital on your balance sheet at March 31, 2006.

     RESPONSE:

     The aggregate purchase price of common shares issued through June 29, 2006 does not reconcile with the balance of paid-in capital on Spirit Holdings' balance sheet at June 29, 2006 due to the following: (1) not all shares purchased are included in the table on pages 113 and 114; the table only includes purchases of shares by Spirit Holdings' and Spirit's directors and executive officers and beneficial owners of more than 5% of Spirit Holdings' outstanding voting securities; and (2) certain of the amounts listed in the table for Onex Corporation and its affiliates are duplicative, as more than one holder could be deemed the beneficial owner of certain shares listed. Onex Corporation could be deemed the beneficial owner of all of the shares beneficially owned by each of Onex Partners LP, Onex American Holdings II LLC, Wind Executive Investco LLC, Onex U.S.

August 29, 2006
Page 21


     Principals LP and Onex Spirit Co-Invest LP. Accordingly the purchase price listed for Onex Corporation is equal to the total of the purchase prices listed for the other five entities. In addition, the purchase prices listed for Seth Mersky and Nigel Wright are equal to their proportional share, based on pecuniary interests of the purchase prices for Onex Partners LP and Onex Spirit Co-Invest LP.

Principal and Selling Stockholders, page 116

39. Please clarify who the selling stockholders will be and tell us whether any of your selling stockholders are registered broker-dealers or affiliated with a broker-dealer.

     RESPONSE:

     At this time, Spirit Holdings does not know which of its stockholders will be participating in the offering or if any of the selling stockholders are registered broker-dealers or affiliated with a broker-dealer. Spirit Holdings will identify the selling stockholders in a future amendment and will supplementally advise the Staff if any of the selling stockholders are registered broker-dealers or affiliated with a broker-dealer.

Financial Statements

40. Please revise to include Schedule II as required by Item 5.04 of Regulation S-X. Your schedule should include valuation allowance for deferred taxes, obsolete inventory, warranty and bad debt.

     RESPONSE:

     The disclosure has been revised to include Schedule II as required by Item
     5.04 of Regulation S-X. Please see page II-5.

Consolidated Financial Statements, page F-1

41. Please tell us the amount of and where on the financial statements you have recorded the minority interests in the Kansas Industrial Energy Supply Company.

     RESPONSE:

     The minority interests associated with our majority-owned subsidiary, the Kansas Industrial Energy Supply Company, were approximately $0.5 million at June 29, 2006 and December 29, 2005, and are reflected as a component of Other Liabilities on the face of our consolidated balance sheet. Please see page F-4.

Consolidated Statements of Stockholders' Equity, page F-5

42.  Please revise to include a total column.

August 29, 2006
Page 22


     RESPONSE:

     The disclosure has been revised in response to the Staff's comment. Please see page F-5.

Notes to the Consolidated Financial Statements

Note 2: Summary of Significant Accounting Policies, page F-7

43. With regard to the acquisition of Boeing Wichita, please revise to disclose a description of the factors that contributed to a purchase price significantly less than the fair value of net assets acquired.

     RESPONSE:

     The disclosure has been revised in response to the Staff's comment to disclose that the purchase price paid by Spirit Holdings for Boeing Wichita was negotiated in an arms-length transaction. Please see page 28.

     The negotiation followed an auction conducted by Boeing and its advisors. Spirit Holdings believes that the factors that contributed to a purchase price which was significantly less than the fair value of net assets acquired are too speculative to disclose in the Registration Statement. One of the primary factors may have been the potential risk of success of the business as a stand alone entity. The risk of success of the business was tied to the uncompetitive cost structure associated with the purchased assets, in particular, the cost of labor and corporate overhead. Spirit Holdings was able to achieve substantial cost reductions by renegotiating labor contracts, reducing pension and fringe benefit costs and utilizing strategic sourcing to lower the cost of procuring raw materials and certain internal processes, all of which contributed to Spirit Holdings' success. At the time of the acquisition, it was unknown whether Spirit Holdings would be successful in achieving cost savings with respect to the items listed above. In addition, the long term supply agreement with Boeing created additional risk for Spirit Holdings' future success. Since we cannot be certain as to what factors Boeing considered in negotiating the purchase price, we do not think that a description of the aforementioned factors should be included in the Registration Statement.

44. Please tell us what consideration was given to measuring the fair value, if any, of the Boeing supply agreement resulted from the acquisition.

     RESPONSE:

     Spirit Holdings engaged Duff & Phelps, LLC ("D&P") to assist with its valuation of the acquired assets in the Boeing Acquisition, including the value, if any, of the Boeing supply agreement. D&P valued substantially all of the identifiable assets, such as acquired inventory, fixed assets, tooling, favorable leases and the supply agreement with Boeing. This valuation resulted in positive values being assigned to all assets, except for the supply agreement with Boeing which was assigned a

August 29, 2006
Page 23


     value of $0. The Boeing supply agreement was valued using the multi-period excess earnings approach, a well-known and accepted approach for valuing this type of asset. However, in the application of that approach the required returns on the investment in contributory assets (working capital, fixed assets, tooling and workforce) exceeded the projected profits of the Boeing supply agreement. Hence, a zero value was assigned to the Boeing supply agreement and it was not deemed to be an unfavorable contract.

Note 3: Inventories, page F-14

45. Please tell us your basis for deferring $19.9 million of production costs representing the excess of costs incurred over estimated average costs per shipset.

     RESPONSE:

     As described in the Inventory section of footnote 2, Summary of Significant Accounting Policies, to Spirit Holdings' consolidated financial statements, in accordance with SOP 81-1, costs attributed to units delivered under long-term contracts are based on the estimated average cost of all units expected to be produced, and may result in an "excess over average" situation, particularly during the early years of a contract. Deferred production costs represent such inventoriable costs incurred on in-process and delivered units in excess of the estimated average cost of such units that are expected to be recoverable over future deliveries of contracts.

Note 11: Stock Compensation, page F-23

46. We note your use of the market and income approaches to valuing your equity. Given that you appraised the fair value of net assets of Boeing Wichita upon its acquisition, please tell us why you did not consider this appraisal in determining the fair value of your equity issuances during 2005. It appears the excess of fair value over cost of net assets acquired of $581 million resulting from the acquisition would immediately increase the fair value of your equity by a similar amount and provide a floor for valuation of your equity from that date forward. In this regard, it is not clear why you believe your equity began appreciating on August 15, 2005. Please advise as appropriate.

     RESPONSE:

     To determine the fair value of equity issuances during 2005, Spirit Holdings determined that the best indicator of the value of its equity was the actual amount paid for common equity as part of an arms-length acquisition of the business by Onex Partners, LP and its affiliates, as well as Boeing's performance in the public stock market. Even though the purchase of the business was structured as an acquisition of assets, the equity value of a company often differs from the aggregation of individual asset values. Until there was any objective indication of any increase in value subsequent to the acquisition date there was a reasonable basis to use the equity purchase price paid for the business to determine the fair value and per share price for equity issuances.

August 29, 2006
Page 24


     Standard and Poor's Corporate Value Consulting ("CVC") prepared a valuation of certain of Spirit Holdings' assets. The results of this valuation were used solely for financial reporting purposes. Accordingly, CVC performed certain valuation procedures and analyses to estimate the fair values of the Spirit Holdings assets solely to assist Onex in its allocation of the purchase price paid for financial reporting purposes, in accordance with SFAS No. 141, Business Combinations. The fair value of the appraised assets exceeded the purchase price that Onex was willing to pay, resulting in negative goodwill. Spirit Holdings believes the primary reason for the lower purchase price, and the resulting negative goodwill, was the uncertainty surrounding particular issues such as labor negotiations, production performance, the ability to generate cost savings and the overall ability of Spirit Holdings to thrive as a stand alone entity. Therefore, the fair values did not truly represent a market value of Spirit Holdings at that time.

     Spirit Holdings assumed that its stock value remained constant at $10 per share from the date of acquisition through August 15, 2005, the last date on which it issued stock to existing management under its Executive Incentive Plan. The basis of holding the value at $10 was the following factors:

     1. Spirit Holdings was still in the initial startup stage. Spirit Holdings was generating a net loss and was highly leveraged. It had minimum liquidity and had not yet proven its performance as a stand alone company.

     2. No major events had occurred that would drive a new valuation of Spirit Holdings' stock. The significant news at that time was the potential of a strike by the International Association of Machinists and Aerospace Workers union at Boeing. Spirit Holdings assumed that if there had been a market for its stock, this news would have depressed its stock price as Boeing was Spirit Holdings' primary customer at the time. As illustrated by the following table, Boeing production and orders had slowed, thus adding an element of uncertainty to Spirit Holdings' future sales.

Boeing Airplane Deliveries, Undelivered Firm Orders and Firm Orders (Programs: B737Next-Generation, B747, B767, B777)
Source: Boeing Form 10-Q's

                          1st Quarter -   2nd Quarter -   3rd Quarter -
                               2005            2005            2005
                          -------------   -------------   -------------
Deliveries                      66               81              59

August 29, 2006
Page 25


Undelivered Firm Orders        977             1186            1297

Firm Orders                     53              290             170

     3. Spirit Holdings viewed Boeing's stock price as a benchmark for the Spirit Holdings stock price. During the third quarter of 2005, Boeing's stock price was relatively flat. The medians for the June 2005 weekly closing prices for Boeing's stock versus the July 2005 through September 2005 weekly closing prices for Boeing's stock were within 2% of each other. Spirit Holdings assumed that events that drove Boeing's stock price in this period would also have driven the value of Spirit Holdings' stock price. The graph below shows the opening and closing prices, as well as the high and low prices, for Boeing stock for the period from June 1, 2005 through September 26, 2005.

                         BOEING HISTORICAL STOCK PRICE

                              (PERFORMANCE GRAPH)

                             (PLOT POINTS TO COME)

----------

     The white blocks represent the increase from the opening price to the closing price of Boeing's stock in a given week and the black blocks represent the decrease from the opening price to the closing price of Boeing's stock in a given week. The perpendicular lines through the blocks represent the range of trading prices of Boeing's stock for that week. The median of the stock for the June 2005 weekly closing prices is reflected by the black line at approximately $64.50 from 6/1/05 through 6/27/05 and the median of the stock for the July 2005 through September 2005 weekly closing prices is reflected by the black line at approximately $66 from 6/27/05 through 9/26/05.

     As stated in the Registration Statement and more fully described in the response to Staff Comment No. 48 below, Spirit Holdings estimated the fair value of its common stock to be approximately $23 per share at December 29, 2005, based on an internal valuation. Since it is not customary or cost-efficient to perform internal valuations of privately held companies in connection with every stock issuance, Spirit Holdings did not do so. Since no single event occurred between the closing date of the Boeing acquisition and December 29, 2005 that would significantly increase the value of its common stock, Spirit Holdings assumed that the appreciation from $10 per share to $23 per share occurred gradually. Spirit chose
     August 15, 2005, the midpoint of the third quarter of 2005 and a date soon after the initial issuances of common stock to existing management, which were intended to occur as part of the Boeing acquisition, as the date on which such appreciation began.

47. Please tell us the dates, number of shares, and estimated fair value of all equity awards granted.

August 29, 2006
Page 26


     RESPONSE:

     We have provided the dates, number of shares, and estimated fair value of all equity awards granted as Exhibit A to this letter.

48. Please provide to us your internal valuation to support the estimated fair value of $23 per common share at December 29, 2005 used to value your restricted stock grants.

     RESPONSE:

     The restricted stock valuation was intended to value shares at current fair market value, recognizing risks that Spirit Holdings continued to face at the time, including its lack of customer diversification and limited financial history. Since Spirit Holdings was a privately held company, there was not a public market value for the shares.

     In the absence of public market valuation, two alternate valuation methods were considered. The first method was the market approach, which involved the use of a multiple of earnings before interest, taxes, depreciation and amortization ("EBITDA"), based on EBITDA multiples of publicly traded peer companies. The second was a discounted cash flow analysis or income approach.

     For the valuation determination based on an EBITDA multiple, Spirit Holdings applied multiples ranging from 9x to 11x to Spirit Holdings' EBITDA for 2005. The EBITDA multiples used were based on EBITDA multiples for 20 publicly traded aerospace companies. The companies selected were a mixture of small, medium and large market capitalization companies primarily focused on the commercial aerospace industry with exposure to original equipment manufacturing cycles. A discount factor of 30% to 40% was then applied to the public company multiples to account for the lack of a public market for Spirit Holdings stock, as well as for Spirit Holdings' limited financial history, size and lack of customer diversification. The EBITDA multiple calculation resulted in a per share value of between $20 and $27.

     For the discounted cash flow analysis or income approach, Spirit Holdings calculated the present value of future cash flows and a residual value at the end of the forecast period. To determine the present value of future cash flows, Spirit Holdings discounted management's estimates of free cash flow (defined as cash flow from operations less capital expenditures) and residual values for the fiscal years 2006 through 2011 using discount rates ranging from 12% to 16%. To estimate the residual value of Spirit Holdings at the end of the forecast period, Spirit Holdings used multiples of management's forecast of EBITDA for the fiscal year 2011 ranging from 6x to 8x, after considering comparable multiples of publicly traded companies and available precedent transaction multiples, and discounted the results back to the valuation date again using discount rates ranging from 12% to 16%.

August 29, 2006
Page 27


     The discount rates used were based on macro-economic assumptions and estimates of risk, and Spirit Holdings' opportunity cost of capital. The discounted cash flow calculation resulted in a per share value of between $23 and $30.

     The final $23 per share valuation used was close to the mid-point of the range of values determined using the EBITDA multiple methodology and at the low end of the values determined using the discounted cash flow analysis. Spirit Holdings gave stronger weight to the EBITDA multiple calculation, as the discounted cash flow analysis relies heavily on estimates and forward-looking information, and, given that Spirit Holdings had recently become a stand alone entity, there was more uncertainty in management's estimates and forward-looking information than in a more objective EBITDA multiple.

Note 13: Earnings (Loss) per Share Calculation, page F-30

49. In accordance with paragraph 40(c) of SFAS 128, please disclose the amount of any securities that could potentially dilute basic EPS in the future that were not included in the computation of diluted EPS, as it is antidilutive to the period(s) presented.

     RESPONSE:

     Spirit Holdings did not have any securities deemed to be antidilutive that were excluded from the computation of diluted EPS for the six-month period ending June 29, 2006. Given Spirit Holdings' net loss for the period February 7, 2005 through December 29, 2005, all of Spirit Holdings' non-vested restricted stock awards under the Executive Incentive Plan, Director Stock Plan and Short Term Incentive Plan as well as the contingent stock appreciation rights under the Union Equity Participation Program were excluded from the computation of diluted EPS as they were deemed to be antidilutive. The disclosure in Note 13 has also been revised to reflect the nature and number of such securities in response to the Staff's comment. Please see pages F-32 and F-33.

Note 19: Subsequent Events, page F-36

50. Please revise to include the audited and interim financial statements of BAE Aerostructures in accordance with Item 305 of Regulation S-X or tell us why you believe they are not required.

     RESPONSE:

     Spirit Holdings performed the tests identified in Rules 1-02(w) and 3-05(b) of Regulation S-X to determine whether or not BAE Aerostructures was considered a "significant subsidiary" of Spirit Holdings and, if so, whether financial statements of BAE Aerostructures were required to be included in the Registration Statement. As each of the tests yielded results of less than 20%, Spirit Holdings is not required to include financial statements of BAE Aerostructures in the Registration Statement. The three tests for determining

August 29, 2006
Page 28


     whether BAE Aerostructures is a significant subsidiary and the results of Spirit Holdings' tests are set forth below:

     (1) The registrant's and its other subsidiaries' investments in and advances to the subsidiary exceed 10 percent of the total assets of the registrant and its subsidiaries consolidated as of the end of the most recently completed fiscal year.

          Purchase price as a percentage of total assets = 8.4%

     (2) The registrant's and its other subsidiaries' proportionate share of the total assets (after intercompany eliminations) of the subsidiary exceeds 10 percent of the total assets of the registrant and its subsidiaries consolidated as of the end of the most recently completed fiscal year.

          Percentage of purchased assets to total assets = 5.3%

     (3) The registrant's and its other subsidiaries' equity in the income from continuing operations before income taxes, extraordinary items and cumulative effect of a change in accounting principle of the subsidiary exceeds 10 percent of such income of the registrant and its subsidiaries consolidated for the most recently completed fiscal year.

          Percentage of equity in BAE Aerostructures' income to total Spirit AeroSystems, Inc. loss = 0.2%

Financial Statements of Wichita Division, page F-39

51. Please revise columns to present most recent to least recent periods from left to right, consistent with the rest of the filing.

     RESPONSE:

     The disclosure has been revised in response to the Staff's comment. Please see pages F-41 through F-54.

Item 15. Recent Sales of Unregistered Securities, II-2

52. For all issuances of securities listed in this section, please revise to state the aggregate offering price and the aggregate underwriting discounts or commissions for securities sold for cash. For securities issued for consideration other than cash, please state the aggregate amount of consideration you received.

August 29, 2006
Page 29


     RESPONSE:

     The disclosure has been revised in accordance with the Staff's comment to state the price per share for each sale of securities. Spirit Holdings did not pay any underwriting discounts or commissions for securities sold for cash. Please see pages II-2 through II-3.

Signatures, page II-6

53. The registration statement must be signed by a majority of your board of directors. See Instruction 1 to Signatures on Form S-1. Please revise your signature page accordingly.

     RESPONSE:

     At this time, the Spirit Holdings board of directors consists only of Seth Mersky and Nigel Wright, each of whom signed the Registration Statement in accordance with Instruction 1 to Signatures on Form S-1. The other directors listed in the Registration Statement currently serve on the board of directors of Spirit Holdings' wholly-owned subsidiary, Spirit, and will be appointed to the Spirit Holdings board of directors upon approval of the Special Security Agreement by the U.S. Department of Defense (the "DOD") or earlier, with the permission of the DoD. At this time, each director has executed a consent to be named in the S-1 as a director nominee of Spirit Holdings. See Exhibits 23.4 through 23.11. We expect that the director nominees will be appointed to Spirit Holdings' board prior to filing of the final pre-effective amendment to the Registration Statement and accordingly, will sign such amendment.

     Thank you for your assistance regarding this matter. Please contact Joel I. Greenberg at (212) 836-8201 or Mark S. Kingsley at (212) 836-7092 with any further comments or questions you may have.

                                        Sincerely,

                                        /s/ Mark S. Kingsley
                                        ----------------------------------------
                                        Mark S. Kingsley

cc: Ms. Rolaine Bancroft
    Mr. Patrick Kuhn
    Ms. Lyn Shenk
    Mr. Jeffrey L. Turner
    Ms. Gloria Farha Flentje, Esq.
    Joel I. Greenberg, Esq.
    William J. Whelan, III, Esq.

August 29, 2006
Page 30


                                                                       EXHIBIT A

                         SPIRIT HOLDINGS' EQUITY AWARDS
                       JUNE 16, 2005 THROUGH JUNE 29, 2006

DATE GRANTED         NUMBER OF CLASS B SHARES(1)         NAME OF PLAN          AGGREGATE FAIR VALUE(2)
------------         ---------------------------   ------------------------    -----------------------
July 18, 2005                  1,861,864           Executive Incentive Plan          $10,607,970
August 1, 2005                   443,624           Executive Incentive Plan          $ 2,527,548
September 7, 2005                 12,000           Executive Incentive Plan          $    68,370
September 27, 2005                80,000           Executive Incentive Plan          $   455,800
September 29, 2005               428,000           Executive Incentive Plan          $ 2,438,530
December 15, 2005                130,000           Director Stock Plan               $ 2,666,521
January 2, 2006                  200,000           Executive Incentive Plan          $ 2,620,850
February 17, 2006                154,981           Short Term Incentive Plan         $ 3,564,563

----------
(1) Share numbers are before giving effect to the stock split at a rate to be determined, contemplated to occur prior to consummation of the offering.

(2) Aggregate fair value for matching shares granted pursuant to the Executive Incentive Plan were determined using the Black-Scholes method, which incorporates several variables related to Spirit Holdings' class B common stock, including the value, vesting period and rate of return probabilities. Values for other shares of class B common stock were determined simply by multiplying the number of shares granted by the value of the stock at the grant date.